

August 7, 2014

Mr. Leo Stegman
Managing Director, Accounting and Reporting
Liberty Global Plc.
12300 Liberty Boulevard
Englewood, CO 80112

Re: Liberty Global Plc.
        File No. 001-35961

Dear Mr. Stegman,

In your letter dated July 31, 2014, you request on behalf of Liberty Global Plc. ("the Company') that the staff waive the requirements to file audited financial statements of Rule 3-05 of Regulation S-X ("Rule 3-05"), for its proposed acquisition of Ziggo N.V. ("Ziggo"), for which the company has filed a registration statement on Form S-4. You state in your letter that by the end of July 2013 the Company determined that it exercised significant influence over Ziggo and elected the fair value option to account for its interest in Ziggo. You also explain that during June 2013 the Company acquired Virgin Media and that acquisition significantly increased the size of the Company.

As more fully described in your letter, the Company believes that the Rule 3-05 significance for the acquired businesses calculated using December 31, 2013 historical financial information is not representative of the significance of the acquired business. Based on your unique facts and circumstances, we do not object if the Company does not provide Rule 3-05 financial statements for Ziggo its registration statement on Form S-4.

The staff's conclusion is based solely on the information included in your letters. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3683

Sincerely,

Jill Davis
Associate Chief Accountant